Exhibit 21

Material Subsidiaries of Scripps Networks Interactive, Inc.

Name of Subsidiary	Jurisdiction of Organization

Scripps Networks, LLC	Delaware
Television Food Network, G.P. (69% owned)	Delaware
TCM Sub, LLC (65% owned)	Delaware
Travel Channel, LLC (65% owned)	Delaware
Upmystreet.com Limited	England and Wales
Lightdragon Limited	England and Wales